UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 14 )*
                                         ------

                                DCAP Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)


                      Fred S. Skolnik, Esq. (516) 296-7000
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 27, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(1)(e), 13d-1(f), or 13d-1(g), check the following box [ ].












                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.       Name of Reporting Person

         Morton L. Certilman

2.       Check the appropriate box if a member of a group        (a) [ X ]

                                                                 (b) [   ]
3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization
         United States

Number of Shares
Beneficially Owned         7.       Sole Voting Power
By Each Reporting                   1,336,005
Person With                ----------------------------------------------
                           8.       Shared Voting Power
                                    0
                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    1,336,005
                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person
         1,336,005

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [    ]

13.      Percent of Class Represented by Amount in Row (11)
         8.7%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.       Name of Reporting Person

         Jay M. Haft

2.       Check the appropriate box if a member of a group       (a) [ X ]

                                                                (b) [   ]
3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization
         United States

Number of Shares
Beneficially Owned         7.       Sole Voting Power
By Each Reporting                   1,788,893
Person With                ----------------------------------------------
                           8.       Shared Voting Power
                                    0
                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    1,788,893
                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person
         1,788,893

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [    ]

13.      Percent of Class Represented by Amount in Row (11)
         11.7%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.       Name of Reporting Person

         Kevin Lang

2.       Check the appropriate box if a member of a group       (a) [ X ]

                                                                (b) [   ]
3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization
         United States

Number of Shares
Beneficially Owned         7.       Sole Voting Power
By Each Reporting                   2,775,000
Person With                ----------------------------------------------
                           8.       Shared Voting Power
                                    0
                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    2,775,000
                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person
         2,775,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [    ]

13.      Percent of Class Represented by Amount in Row (11)
         18.2%

14.      Type of Reporting Person
         IN

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.       Name of Reporting Person

         Abraham Weinzimer

2.       Check the appropriate box if a member of a group        (a) [ X ]

                                                                 (b) [   ]
3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)[   ]

6.       Citizenship or Place of Organization
         United States

Number of Shares
Beneficially Owned         7.       Sole Voting Power
By Each Reporting                   2,775,000
Person With                ----------------------------------------------
                           8.       Shared Voting Power
                                    0
                           ----------------------------------------------
                           9.       Sole Dispositive Power
                                    2,775,000
                           ----------------------------------------------
                           10.      Shared Dispositive Power
                                    0

11.      Aggregate Amount Beneficially Owned by Reporting Person
         2,775,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         [    ]

13.      Percent of Class Represented by Amount in Row (11)
         18.2%

14.      Type of Reporting Person
         IN

ITEM 1.           SECURITY AND ISSUER.
                  -------------------

     This statement amends and supplements the Schedule 13D dated December 16, 1988, as previously amended by Amendments No. 1 through 11 dated January 12, 1989, April 11, 1989, April 12, 1989, April 21, 1989, September 27, 1989,
February 27,  1992,  March 22, 1994,  October 11, 1994,  June 3, 1996,  July 31,
1996, and December 31, 1996, respectively,  filed by Morton L. Certilman and Jay
M. Haft and Amendments No. 12 and 13, dated February 25, 1999 and December 30, 1999, respectively, filed by Morton L. Certilman, Jay M. Haft, Kevin Lang and Abraham Weinzimer, relating to the Common Stock, par value $.01 per share, of DCAP Group, Inc. (the "Common Shares"), a Delaware corporation (the "Company").

     The address of the principal executive offices of the Company is 90 Merrick Avenue, East Meadow, New York 11554.

ITEM 2.           IDENTITY AND BACKGROUND.
                  -----------------------

                  (a)      Names of Reporting Persons:

                                    Morton L. Certilman
                                    Jay M. Haft
                                    Kevin Lang
                                    Abraham Weinzimer

                  (b)      Residence or business addresses:

                                    Morton L. Certilman
                                    90 Merrick Avenue
                                    East Meadow, NY 11554

                                    Jay M. Haft
                                    1001 Brickell Bay Drive
                                    9th Floor
                                    Miami, FL  33131

                                    Kevin Lang
                                    2545 Hempstead Turnpike
                                    Suite 100
                                    East Meadow, NY 11554

                                    Abraham Weinzimer
                                    2545 Hempstead Turnpike
                                    Suite 100
                                    East Meadow, NY 11554

                  (c) Mr. Certilman is employed as Chairman of the Company. Mr. Haft is employed as Vice Chairman of the Company. Mr. Lang is employed as President of the Company. Mr. Weinzimer is employed as Executive Vice President of the Company.

                  (d) None of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

                  (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

                  (f) Messrs. Certilman, Haft, Lang and Weinzimer are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  N/A

ITEM 4.           PURPOSE OF TRANSACTION.
                  ----------------------

                  Effective December 27, 2000, options held by each of Messrs. Certilman and Haft for the purchase of 112,500 Common Shares of the Company became exercisable in 60 days.

                  Effective December 27, 2000, options held by each of Messrs. Lang and Weinzimer for the purchase of 100,000 Common Shares of the Company became exercisable in 60 days.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.
                  ------------------------------------

                  As of the date hereof, Mr. Certilman is the beneficial owner of 1,336,005 Common Shares of the Company (or approximately 8.7% of the outstanding Common Shares of the Company). Of such Common Shares, 902,452 are held in a retirement trust for the benefit of Mr. Certilman and 225,000 are issuable upon the exercise of options that are currently exercisable or are exercisable within 60 days. Mr. Certilman has sole voting and dispositive power over all of such shares.

                  During the past 60 days, Mr. Certilman has not effected any transactions in the Common Shares of the Company.

                  As of the date hereof, Mr. Haft is the beneficial owner of 1,788,893 Common Shares of the Company (or approximately 11.7% of the outstanding Common Shares of the Company). Of such Common Shares, 15,380 are held in a retirement trust for the benefit of Mr. Haft and 225,000 are issuable upon the exercise of options that are currently exercisable or are exercisable within 60 days. Mr. Haft has sole voting and dispositive power over all of such shares.

                  During the past 60 days, Mr. Haft has not effected any transactions in the Common

Shares of the Company.

                  As of the date hereof, Mr. Lang is the beneficial owner of 2,775,000 Common Shares of the Company (or approximately 18.2% of the outstanding Common Shares of the Company). Of such Common Shares, 200,000 are issuable upon the exercise of options that are currently exercisable or are exercisable within 60 days. Mr. Lang has sole voting and dispositive power over all of such shares.

                  During the past 60 days, Mr. Lang has not effected any transactions in the Common Shares of the Company.

                  As of the date hereof, Mr. Weinzimer is the beneficial owner of 2,775,000 Common Shares of the Company (or approximately 18.2% of the outstanding Common Shares of the Company). Of such Common Shares, 200,000 are issuable upon the exercise of options that are currently exercisable or are exercisable within 60 days. Mr. Weinzimer has sole voting and dispositive power over all of such shares.

                  During the past 60 days, Mr. Weinzimer has not effected any transactions in the Common Shares of the Company.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Reference  is  made  to  Item 6 of  Amendment  No.  12 to this
Schedule 13D. Also see Item 5 hereof with respect to options held by the Reporting Persons.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                  1.       Agreement among the Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.



Dated: March 8, 2001

                                               /s/ Morton L. Certilman
                                               -----------------------
                                               Morton L. Certilman


                                               /s/ Jay M. Haft
                                               -----------------------
                                               Jay M. Haft

                                               /s/ Kevin Lang
                                               -----------------------
                                               Kevin Lang

                                               /s/ Abraham Weinzimer
                                               -----------------------
                                               Abraham Weinzimer

                                    EXHIBIT 1


     The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated: March 8, 2001

                                               /s/ Morton L. Certilman
                                               -----------------------
                                               Morton L. Certilman


                                               /s/ Jay M. Haft
                                               -----------------------
                                               Jay M. Haft

                                               /s/ Kevin Lang
                                               -----------------------
                                               Kevin Lang

                                               /s/ Abraham Weinzimer
                                               -----------------------
                                               Abraham Weinzimer